

Mail Stop 4561

February 26, 2018

Yuval Viner
Co-Chief Executive Officer
B.O.S. Better Online Solutions Ltd.
c/o Ruby-tech, Inc.
147-20 184th St.
Jamaica, NY 11413

**Re: B.O.S. Better Online Solutions Ltd.
Registration Statement on Form F-3
Filed February 22, 2018
File No. 333-223158**

Dear Mr. Viner:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                              Sincerely,

                                                              /s/ Jan Woo

                                                              Jan Woo
                                                              Legal Branch Chief
                                                              Office of Information Technologies
                                                              and Services

cc: Brian Brodrick, Esq.
        Phillips Nizer LLP